Exhibit 12.1
KRATON PERFORMANCE POLYMERS, INC.
Ratio of Earnings to Fixed Charges
(In thousands)

	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2010
Fixed Charges:
+ Interest expensed	26,390	25,815	27,550	24,127	23,422
+ Interest capitalized	4,185	3,198	4,180	2,648	2,259
+ Amortization of debt issuance costs	2,233	2,223	7,389	2,986	6,722
+ Amortization of debt premium	(174)	(164)	(153)	(108)	—
+ Estimate of interest within rental expense	1,190	1,231	3,747	4,259	2,846
Total fixed charges	33,824	32,303	42,713	33,912	35,249
Earnings:
+ Pre-tax income (loss)	(5,586)	6,328	(4,862)	3,115	91,509
- Income from equity investees	(406)	(407)	(530)	(530)	(529)
+ Fixed charges	33,824	32,303	42,713	33,912	35,249
+ Amortization of capitalized interest	419	320	418	265	226
+ Distributed income of equity investees	363	487	422	400	515
- Interest capitalized	(4,185)	(3,198)	(4,180)	(2,648)	(2,259)
Total Earnings	24,429	35,833	33,981	34,514	124,711
Deficiency (Surplus)	9,395	(3,530)	8,732	(602)	(89,462)
Ratio	0.72	1.11	0.80	1.02	3.54
Ratio of Earnings to Fixed Charges	0.72:1.00	1.11:1.00	0.80:1.00	1.02:1.00	3.54:1.00
Our earnings were insufficient to cover our fixed charges by approximately $9.4 million and $8.7 million for the years ended December 31, 2015 and 2013, respectively.